July 17, 2015

VIA EDGAR

Mr. Gus Rodriguez
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     National Bank Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 8, 2015
File No. 001-35654
Dear Mr. Rodriguez:
This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 8, 2015 (the “Comment Letter”) regarding the above-referenced filings on Form 10-K (the “10-K”) and Form 10-Q (the “10-Q”) of National Bank Holdings Corporation (the “Company”).

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 70

1.
You disclose that you recorded an income tax benefit during the three months ended March 31, 2015 as a result of using the actual year-to-date earnings instead of the estimated annual effective tax rate. Please tell us how your accounting for the income tax benefit is in accordance with ASC 740-270-30. Please also tell us your estimated annual ordinary income and your forecasted annual effective tax rate for 2015 and the key assumptions underlying these estimates.

Response: At March 31, 2015, we concluded that we could not reliably estimate our 2015 annual effective tax rate because of (1) significant variability in our FDIC indemnification asset amortization, (2) quarterly fair value adjustments on our warrant liabilities which are based on future stock price and market volatility and (3) the relationship of our increasing tax-exempt income (municipal lending and bank-owned life insurance cash value increases) to pre-tax income. Beginning in 2015, the impact of these factors became magnified, given the forecasted levels of our pre-tax income (loss), such that small variations in any of these items, or our forecasted pre-tax earnings (loss), produce significant variations in our estimated annual effective tax rate period-to-period.

As a result, beginning with the period ended March 31, 2015 we began applying the guidance in ASC paragraph 740-270-30-18:

“Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. If a reliable estimate cannot be made, the actual effective tax rate for the year to date may be the best estimate of the annual effective tax rate.”

We believe the actual effective tax rate for the year-to-date period approach now provides the most accurate reflection of our tax position each quarter and complies with ASC 740.

The Company does not publically disclose estimated annual ordinary income or forecasted annual effective tax rate information. However, to further illustrate the application of ASC 740-270-30-18, our forecasted range of potential 2015 effective tax rates could span approximately 295%.

2.
Your effective income tax expense has fluctuated from an effective tax rate expense of 35.1% at March 31, 2014 to an effective tax rate benefit of 51.4% at March 31, 2015. Please provide in future interim filings the income tax expense disclosures required by Item 4.08(h) of Regulation S-X and ASC 740-270-50-1.

Response: To further clarify our application of the provisions of ASC 740-270-30-18 described above, we will revise our “Basis of Presentation” footnote disclosure contained in Note 1 of the Notes to Consolidated Interim Financial Statements in our future interim filings beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 to include the following explanation:

“Income taxes - For the three and six months ended June 30, 2015, the Company has utilized the discrete effective tax rate method, as allowed by Accounting Standards Codification (“ASC”) 740-270-30-18, “Income Taxes-Interim Reporting,” to calculate its interim income tax provision. The discrete method is applied when the application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. The Company believes that, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method as the estimated annual effective tax rate method is not reliable due to (1) the levels of tax-exempt income in relation to pre-tax income, (2) the impact of the warrant liability which is non-taxable and (3) the impact and variability of FDIC Indemnification amortization on our pre-tax income.

The income tax rate for the period ended June 30, 2015 was [*%] based on application of the discrete approach. The quarterly tax rate differs from the federal statutory rate primarily due to interest income from tax-exempt lending, tax-exempt Bank Owned Life insurance income, non-taxable warrant liability fair value adjustment and the relationship of each of these items to our pre-tax income (loss). Furthermore, we recorded a [$*] million tax expense related to the write-off of deferred tax assets on certain stock-based compensation awards granted to former executives which expired in the quarter.”

We further confirm that we will provide similar disclosure in our future filings, as applicable.
***

In addition, we hereby acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding or the responses herein provided, please call me at (720)-529-3315.

Sincerely,

/s/ Brian F. Lilly
Brian F. Lilly Chief Financial Officer and Chief Accounting Officer
cc: Stephen Penn, KPMG, LLP

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